As filed with the Securities and Exchange Commission on October 20, 2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Triloma EIG Energy Income Fund

(Name of Subject Company (Issuer))

Triloma EIG Energy Income Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Hope Newsome
Triloma Financial Group, LLC
201 North New York Avenue
Suite 200
 Winter Park, FL 32789
(407) 636-7115

Robert Vitale
EIG Global Energy Partners, LLC
1700 Pennsylvania Avenue NW
Suite 800
Washington, DC 20006
(202) 600-3300
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Richard Horowitz, Esq.
DECHERT LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

CALCULATION OF FILING FEE

Transaction Valuation: $172,447.80 (a)	Amount of Filing Fee: $19.99 (b)

(a)         Calculated as the aggregate maximum value of Shares being purchased.

(b)         Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19.99
Form or Registration No.: Schedule TO
Filing Party: Triloma EIG Energy Income Fund
Date Filed: August 28, 2017

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed on August 28, 2017 with the Securities and Exchange Commission by Triloma EIG Energy Income Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”) in connection with the Fund’s offer to purchase up to 6,483 shares of its issued and outstanding common shares (the “Shares”) at a purchase price of $26.94 per Share (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Fund’s Offer to Purchase dated August 28, 2017 and related Letter of Transmittal.

The Offer terminated on September 26, 2017 (at 5:00 p.m., Eastern Time (the “Expiration Date”)) in accordance with its terms. As of the Expiration Date, a total of 3,195.162 Shares were validly tendered pursuant to the Offer and not withdrawn. As of September 30, 2017 in accordance with the terms of the Offer, the Company accepted for payment all of the Shares validly tendered in the Offer and not withdrawn, for an aggregate purchase price of $86,075.42.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRILOMA EIG ENERGY INCOME FUND

Date October 20, 2017		/s/ Deryck Harmer
	By:	Deryck Harmer
	Title:	Chief Executive Officer